Bema Elects Not to Bid for Arizona Star Shares

Vancouver, May 5, 2005 - Bema Gold Corporation (TSX / AMEX: BGO, AIM: BAU) (“Bema” or the “Company”) announces the Company has decided not to proceed with an offer to purchase shares of Arizona Star Resource Corp., previously announced on December 20, 2004.

In addition, the Company has elected not to renew its management contract with Arizona Star and Roger Richer, Bema’s last representative on the Arizona Star Board of Directors, has resigned effective immediately.

Bema has reached these decisions due to current market conditions and the Company’s desire to focus on its priority growth projects, the Kupol project and the Refugio mine. Furthermore, Bema has concerns about being a non-controlling shareholder of Arizona Star, given the make up and recent actions of the new Board and management.

2005 First Quarter Conference Call/Webcast
Bema will host a conference call and webcast to discuss the 2005 first quarter results on Monday, May 16, 2005 at 2:00pm PST (5:00 EST). The results will be released prior to the call, after the North American markets have closed. To access the call please dial 416-695-6120 or toll free 1-877-888-7019 prior to the scheduled start time. A playback version of the call will be available for one week after the call at 416-695-5275 or in North America toll free at 1-888-509-0081.

On Behalf Of Bema Gold Corporation

“Clive Johnson”
Chairman, CEO, President

For more information please visit our website at www.bema.com or to speak to a Company representative please contact:

Ian MacLean	Derek Iwanaka
Manager, Investor Relations	Investor Relations
604-681-8371, investor@bemagold.com	604-681-8371, investor@bemagold.com

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release. Bema Gold Corporation trades on the Toronto Stock Exchange (TSX) and the American Stock Exchange (AMEX). Symbol: BGO. Bema Gold also trades on the London Stock Exchange’s Alternative Investment Market (AIM). Symbol: BAU.

Some of the statements contained in this release are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from anticipated results include the risks and uncertainties detailed in the Company’s Form 40-F Annual Report for the year ended December 31, 2004, which has been filed with the Securities and Exchange Commission, and the Company’s Renewal Annual Information Form for the year ended December 31, 2004, which is an exhibit to the Company’s Form 40-F and is available at the sedar website. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.